SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On December 8, 2008, Korea Electric Power Corporation (“KEPCO”) held the Extraordinary Meeting of Shareholders pursuant to Article 18 of its Article of Incorporation. Details of such meeting and the agenda discussed at such meeting are as follows:

1. Date/Time : December 8, 2008 at 10:00 AM (Seoul Time)

2. Location : 411, Yeongdong-daero, Gangnam-gu, Seoul 135-791

3. Meeting Agenda :

a) Selection of a Full-Time Director (sangim-isa in Korean)

b) Selection of an Audit Committee Member who is a Full-Time Director (sangim-isa in Korean)

c) Selection of Audit Committee Members who are Non-Full-Time Directors (bisangim-isa in Korean)

d) Approval of the Limit on the Compensation of Directors

e) Approval of the Limit on the Compensation of Audit Committee Members

At this meeting, the agenda as originally proposed were approved and resolutions were passed to adopt the same as further described below:

(a) Approval of Selection of a Full-Time Director (sangim-isa in Korean)

Candidate	Further Information
Kang, Seong-Chul	• Date of Birth : March 4, 1960
• Prior experience as a director of KEPCO : None
• Previous Position : Vice-president of ItsWell
• Current Position : Representative of the Future Economy Forum
• Education : M.A. in civil engineering from University of California, Berkeley in the U.S.

(b) Approval of Selection of the Audit Committee members who is a Full-Time Director (sangim-isa in Korean)

Candidate	Further Information
Kang, Seong-Chul	• Date of Birth : March 4, 1960
• Prior experience as a director of KEPCO : None
• Previous Position : Vice-President of ItsWell
• Current Position : Representative of the Future Economy Forum
• Education : M.A. in civil engineering from University of California, Berkeley in the U.S.

(c) Approval of Selection of Audit Committee Members who are Non-Full-Time Directors (bisangim-isa in Korean)

Candidate	Further Information
Kim, Sun-Jin	• Date of Birth : November 5, 1953
• Prior experience as a director of KEPCO : None
• Previous Position : Standing Director of Materials Research Society of Korea
• Current Position : Associate Professor of Han-Yang University
• Education : Doctor of material engineering from Iowa State University in the U.S.

Kim, Jung-Kook	• Date of Birth : May 11, 1947
• Prior experience as a director of KEPCO : None
• Previous Position : Advisor to Samil PricewaterhouseCoopers
• Current Position : CEO of Bogo Economic Research Institute
• Education : B.A. in business administration from Seoul National University

(d) Approval of the Limit on the Compensation of Directors

(e) Approval of the Limit on the Compensation of Audit Committee Members

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Kim, Myung-Whan
	Name:	Kim, Myung-Whan
	Title:	Director, Finance Team
Date: December 10, 2008